Form U-6B-2

                           Certificate of Notification

                            Lingtec Constructors L.P.

     Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1, nor included within the exemption provided by Rule U-48.

1.   Type of security or securities ("draft", "promissory note").

     Promissory note issued by Lingtec Constructors L.P. ("Lingtec or Borrower") for the benefit of Enron Power Corp. ("EPC or Lender")

2.   Issue, renewal or guaranty (indicate nature of transaction by _______).

     Unsecured loan made by EPC to Lingtec as evidenced by a promissory note in the amount of $322,800 dated August 19, 2004

3.   Principal amount of each security.

     Three Hundred and Twenty Two Thousand, Eight Hundred Dollars and No Cents ($322,800.00)

4.   Rate of interest per annum of each security.

     Interest at the rate of the one-month LIBOR plus 250 basis points or as otherwise agreed upon from time to in writing between Lender and Borrower but in no event shall the interest rate charged exceed the maximum rate of the nonusurious interest allowed from time to time by applicable law.

5.   Date of issue, renewal or guaranty of each security.

     August 19, 2004

6.   If renewal of security, give date of original issue.

     N/A

7. Date of maturity of each security (in the case of demand notes, indicate "on demand").

     On Demand

8.   Name of the person to whom each security was issued, renewed or guaranteed.

     EPC

9.   Collateral given with each security, if any.

     No Collateral provided.

10.  Consideration received for each security.

     EPC loans $322,800 and receives the principal and interest as set forth above as consideration for the loan.

11.  Application of proceeds of each security.

     The proceeds of the note will be used by Lingtec to finance the pursuit of an $8 million federal and state tax claim in India.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of
     Section 6(a) because of:

     (a) the provisions contained in the first sentence of Section 6(b).

     (b) the provisions contained in the fourth sentence of Section 6(b).

     (c) the provisions contained in any rule of the Commission other than Rule U-48. X

(If reporting for more than one security insert the identifying symbol after applicable statement.)

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

     Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b)



Lingtec Constructors L.P., a Delaware limited partnership

By: Enron Power Construction Company, a Delaware corporation, its General
    Partner

By:  /s/ William W. Brown
     --------------------

Name: William W. Brown

Title: Managing Director

Date:  August 19, 2004